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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                                  ____________

                                  SCHEDULE 13G

                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) (c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                         TARGETED GENETICS CORPORATION
     ---------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
     ---------------------------------------------------------------------
                         (Title of Class of Securities)


                                   87612M108
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                                 (CUSIP Number)


                               December 31, 1994
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            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-(c)

[X]  Rule 13d-1(d)
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CUSIP NO. 87612M108                   13G                  Page 2 of 5 Pages
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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Immunex Corporation  51-0346580
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [ ]
                                                           (b) [ ]
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3.   SEC USE ONLY
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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
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                              5.  SOLE VOTING POWER

                                  2,561,122
NUMBER OF            --------------------------------------------------------
SHARES                        6.  SHARED VOTING POWER
BENEFICIALLY
OWNED BY                          0
EACH                 --------------------------------------------------------
REPORTING                     7.  SOLE DISPOSITIVE POWER
PERSON
WITH                              2,561,122
                     --------------------------------------------------------
                              8.  SHARED DISPOSITIVE POWER

                                  0
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,561,122
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* []
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.0%/1/
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12.  TYPE OF REPORTING PERSON*

     CO
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-----------------------------
/1/ Based on 36,450,077 shares outstanding as reported in Targeted Genetics Corporation's Form 10-Q filed August 11, 2000 for the quarterly period ended June 30, 2000.
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_____________________________________________________________________________

Item 1(a).     Name of Issuer:

               This Schedule 13G related to Targeted Genetics Corporation, a Washington corporation (the "Issuer").

Item 1 (b).    Address of Issuer's Principal Executive Offices:

               The Issuer's principal executive offices are located at 1100 Olive Way, Suite 100, Seattle, Washington 98101.

Item 2(a).     Name of Person Filing:

               This Schedule 13G is being filed by Immunex Corporation, a Washington corporation.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               The principal business offices of Immunex Corporation are located at 51 University Street, Seattle, WA 98101.

Item 2(c).     Citizenship:

               Immunex Corporation is a corporation organized under the laws of the state of Washington.

Item 2(d).     Title of Class of Securities:

               This Schedule 13G related to the Issuer's Common Stock, $.01 par value per share.

Item 2(e).     CUSIP Number:

               The CUSIP number for the Issuer's Common Stock is 87612M108.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [ ]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [ ]  Group, in accordance with Rule 13d-l(b)(l)(ii)(J).
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_____________________________________________________________________________

               Not applicable.

               If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.        Ownership.

                    Provide the following information regarding the aggregate
               number and percentage of the class of securities of the issuer identified in Item 1.

                    (a)  Amount beneficially owned:  2,561,122

                    (b)  Percent of class:  7.0%

                    (c)  Number of shares as to which such person has:

                         (i)    Sole power to vote or to direct the vote:
                                2,561,122

                         (ii)   Shared power to vote or to direct the vote:  0

                         (iii) Sole power to dispose or to direct the disposition of: 2,561,122

                         (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.        Ownership of Five Percent or Less of a Class.

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                    Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

                    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Not applicable.

Item 8.        Identification and Classification of Members of the Group.

                    Not applicable.

Item 9.        Notice of Dissolution of Group.

                    Not applicable.

Item 10.       Certifications.

                    Not applicable.
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_____________________________________________________________________________

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             August 28, 2000
                              --------------------------------------------
                                                 (Date)

                                           /s/ BARRY G. PEA
                              --------------------------------------------
                                               (Signature)


                              Barry G. Pea, Senior Vice President, General
                              Counsel and Secretary
                              --------------------------------------------
                                               (Name/Title)